FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                                 Canon's Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]  Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibits 1 and 2 are copies of the press releases issued by Nordic American Tanker Shipping Limited (the "Company") on January 26, 2005 and February 1, 2005, respectively, relating to the announcement of the Company's 4th quarter results and the acquisition of a new vessel.

Exhibit 1

Nordic American Tanker Shipping Ltd.
(NAT) - (NYSE: NAT) Announces 4th quarter 2004 results
------------------------------------------------------

Hamilton, Bermuda, January 26th 2005 --

Nordic American Tanker Shipping Limited (the "Company") today announced its results for the 4th quarter of 2004. The tanker market was significantly stronger in the 4th quarter of 2004 than in the preceding quarter as reflected in the Company's cash flow.

Based upon the results for the 4th quarter of 2004 the Board has declared a first quarter 2005 dividend of $1.62 per share compared to $1.11 in the preceding quarter and $1.15 in the first quarter of 2004. The dividend will be paid on or about February 24th 2005 to shareholders of record as of February 4th 2005.

The operating cash flow (*) was $19.8m in the 4th quarter 2004 compared to $11.9m for the 3rd quarter 2004. In the year 2004 the total operating cash flow was $57.0m compared to $34.9m in 2003.

The spot market for modern Suezmax tankers in the 4th quarter of 2004 was exceptionally strong. On average the time charter equivalent (TCE) for our vessels operated on spot market related terms during the quarter was approx. $94,000 per day. From this high level the spot market has declined, but is still at healthy levels.

In October, the Company established a credit facility of $300m provided by four leading international shipping banks. The purpose of this facility is to support the expressed growth strategy of the Company.

In November, the Company acquired a fourth suezmax vessel (1997 built) at a cost of $66m. The ship was chartered back to its sellers until the end of January 2005, after which it is expected to be employed in the spot market.

In November, the Company raised $112m (net of issue cost) in a follow-on public offering. The proceeds of the offering was used to finance the vessel that was acquired and to repay all outstanding bank debt. After this equity offering, the Company has 13,067,838 shares issued and outstanding.

The Company now has the responsibility of providing the crew for and of operating and maintaining three of our vessels. These functions have been outsourced under our supervision to first class technical managers. As the Company has assumed responsibility for the operation of the three ships, quality and cost effective operations are the prime focus.

As the Company has now become an operating company, it is expected to cease being classified as a "Passive Foreign Investment Company" for US Tax purposes. This means that under current law, qualifying dividends, which will be available to our non-corporate US shareholders commencing in 2006, are expected to be taxed at a maximum United States federal income rate of 15%, rather than the current maximum rate of 35%.

In reviewing the Company's results for the 4th quarter, investors should take into account the Company's changed structure following its transformation from a passive leasing company into an operating company.

One ship was redelivered from BP in September 2004 and thereafter continued on spot related time charter to BP. The Company's results for the 4th quarter were impacted by one-time extra operating costs associated with the expiry of the bareboat charters with BP for two other of the Company's ships and the continued employment for one of them to BP under a spot related time charter. The transformation process also included the costs of re-chartering one of them to Gulf Navigation as from November 18, 2004. The total non-recurring costs during the 4th quarter are $10.6 m of which $1.4m is a cash item. In the accounts $9.2m is a non-cash item being linked to a change in the compensation scheme for the manager (Scandic American Shipping Ltd). The original incentive plan adopted several years ago was a revenue based commission structure. The manager has agreed to amend the original system and to eliminate the commission. The original structure has been replaced by a restricted share system in favour of the manager in order to align the interests of the manager and the Company. In connection with the transition to an operating company, the Company adopted a stock incentive plan under which 400,000 shares of the Company was reserved for issuance to directors, officers and certain key employees of the Company and the Manager. The initial exercise price of options which may be issued under the plan will be equal to $38.75 - the issue price in the follow-on offering in November 2004.

For the foreseeable future, the Company's Board intends to continue its policy of maintaining a low debt to equity ratio and of pursuing a high dividend policy essentially as in the past.

Another important part of our strategic platform is expansion of the fleet of high quality vessels (**). A clear objective is that all projects that we may implement in the future are designed to be accretive to earnings and dividends per share.

With the spot market related income from three vessels, plus the fixed income from the bareboat chartered vessel, management believes that the Company's fleet is balanced to maintain a consistent base cash flow while taking advantage of current spot market rates. Rates may rise from here, they may remain at the same level or they may drop. Our general view is that the tanker market dynamics are favourable.

                                    * * * * *

(*) Cash flow from vessel operations is a non-GAAP financial term often used by investors to measure financial performance of shipping companies. Operating cash flow represents income before depreciation and amortization expense.

(**) On January 21, 2005 the Company announced an agreement to acquire a 153,181 dwt 1998 built vessel, increasing the fleet to five double hull suezmax vessels, of which three are expected to be in the spot market as from February 1st and the last vessel acquired is expected to be in the spot market from end March.


                                              NORDIC AMERICAN TANKER SHIPPING LIMITED

Amounts in USD '000                                              Three Months Ended                  Twelve Months Ended
-----------------------------------------------------------------------------------------------------------------------------
                                                 December 31,   September 30,     June 30,       December 31,    December 31,
CONDENSED STATEMENTS OF                              2004            2004          2004            2004            2003
OPERATION                                        (unaudited)     (unaudited)     (unaudited)    (unaudited)
-----------------------------------------------------------------------------------------------------------------------------
NET VOYAGE REVENUE                                  22,711           13,006        9,442           62,526         37,185
-----------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES

Vessel operating expenses                           (1,818)            (111)           0           (1,977)             0
Depreciation                                        (1,795)          (1,708)      (1,708)          (6,918)        (6,831)
General and administrative                          (9,699)            (484)        (441)         (10,851)          (468)
-----------------------------------------------------------------------------------------------------------------------------
                                                   (13,312)          (2,303)      (2,149)         (19,746)        (7,299)
-----------------------------------------------------------------------------------------------------------------------------
Income from vessel operation                         9,399           10,703        7,293           42,780         29,886
-----------------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest income                                        101               14           15              142             27
Interest expense                                      (708)            (516)        (438)          (2,106)        (1,813)
-----------------------------------------------------------------------------------------------------------------------------
                                                      (607)            (502)        (423)          (1,964)        (1,786)
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                           8,792           10,201        6,870           40,816         28,100
-----------------------------------------------------------------------------------------------------------------------------
Earnings per average number of shares                 0.79             1.05         0.71             4.05           2.89
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares               11,185,664        9,706,606    9,706,606       10,078,391      9,706,606
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CONDENSED BALANCE SHEETS                          December 31,    December 31,
                                                      2004            2003
                                                  (unaudited)
--------------------------------------------------------------------------------
Cash deposits                                          30,732            566
Current assets                                          6,170          8,248
Vessels                                               187,301        128,082
-----------------------------------------------------------------------------
Total Assets                                          224,203        136,896
-----------------------------------------------------------------------------

Accounts payables and accrued liabilities               2,335          1,188
Current Portion of long-term debt                           0         30,000
Shareholders' equity                                  221,868        105,708
-----------------------------------------------------------------------------
Total liablilities and shareholders' equity           224,203        136,896
-----------------------------------------------------------------------------


                                                         Twelve Months Ended
-------------------------------------------------------------------------------
CONDENSED STATEMENTS OF CASH FLOWS                  2004               2003
                                                 (unaudited)
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
-------------------------------------------------------------------------------
Net cash from Operating Activitites                  62,817            29,893
-------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock              112,138                 0
Repayment of debt                                   (30,000)                0
Loan facility costs                                  (1,456)                0
Dividends paid                                      (47,196)          (29,605)
-------------------------------------------------------------------------------
Net Cash provided by (used for)
 Financing Activities                                33,486           (29,605)
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Investment in Vessels                               (66,137)                0
-------------------------------------------------------------------------------
Net cash used by investing activitites              (66,137)                0
-------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents            30,166               288
Beginning Cash and Cash Equivalents                     566               278
-------------------------------------------------------------------------------
Ending Cash and Cash Equivalents                     30,732               566
-------------------------------------------------------------------------------

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the Annual Report on Form 20-F.

Contacts:     Scandic American Shipping Ltd
              Manager for
              Nordic American Tanker Shipping Ltd.
              P.O Box 56, 3201 Sandefjord, Norway
              Tel: + 47 33 42 73 00
              E-mail:  nat@scandicamerican.com

              Web-site:  www.nat.bm
              Rolf Amundsen
              Chief Financial Officer
              Nordic American Tanker Shipping Ltd.
              Tel: +1 800 601 9079 or + 47 908 26 906

              Herbjorn Hansson
              Chairman & CEO
              Nordic American Tanker Shipping Ltd.
              Tel:  +1 866 805 9504 or + 47 901 46 291

Exhibit 2

Nordic American Tanker Shipping Ltd. (NAT)
- (NYSE: NAT) Expands the Fleet to Six Vessels
----------------------------------------------

Hamilton, Bermuda, February 1, 2005 --

Nordic American Tanker Shipping Ltd. (the "Company") today announced that the Company has agreed to acquire a double hull suezmax vessel presently under construction in Daewoo shipyard in Korea. The newbuilding is expected to be delivered from the yard at the end of March this year, after which it is expected that the vessel will be employed in the spot market.

The Company completed the transformation from a financial lease company into an operating company in mid October 2004. Since then, the fleet of the Company has doubled - from three to six ships - including the acquisition of this newbuilding.

MAIN DETAILS OF THE FLEET OF THE COMPANY

Original vessels since the formation of the Company:
----------------------------------------------------

Nordic Hunter (1997 - 151,458) - spot related contract

Nordic Hawk   (1997 - 151,458) - spot related contract

Gulf Scandic  (1997 - 151,458) - long term contract

Ships acquired after the Company became an operating company in October 2004:
-----------------------------------------------------------------------------

Wilma Yangtze      (1997 - 149,591) - spot  employment as from  February  2005.
                   Acquired in November 2004

Acquisition        (1998 - 153,181) - expected spot employment as from end March
                   2005. Acquisition announced January 21, 2005

Newbuilding        (2005 -  159,500) - expected  spot  employment  as from end
                   March 2005. Acquisition announced today

It is important to note that the addition of the top modern newbuilding to the existing fleet will reduce the average age of the fleet of the Company to 5.7 years - among the youngest in the tanker industry. The price of the vessel is USD 81 mill. At this time the Company has an undrawn credit facility of USD 300 mill.

Mr. Herbjorn Hansson, Chairman of the Company, noted that this addition to the fleet represents an important step in the further development of the Company. He commented that this transaction is in line with the Company's growth strategy of accretive acquisitions to bolster dividend and earnings per share.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission including the Annual Report on Form 20-F.

Contacts:     Scandic American Shipping Ltd
              Manager for
              Nordic American Tanker Shipping Ltd.
              P.O Box 56
              3201 Sandefjord
              Norway
              Tel: + 47 33 42 73 00
              E-mail:  info@scandicamerican.com

              Web-site:  www.nat.bm
              Rolf Amundsen
              Chief Financial Officer
              Nordic American Tanker Shipping Ltd.
              Tel: +1 800 601 9079 or + 47 908 26 906

              Herbjorn Hansson
              Chairman & CEO
              Nordic American Tanker Shipping Ltd.
              Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)




Dated: February 1, 2005              By: /s/ Herbjorn  Hansson
                                         ----------------------------
                                             Herbjorn Hansson
                                             President and
                                             Chief Executive Officer


01318.0002 #543370